UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lapolla Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

516648 10 2

(CUSIP Number)

JARE Investment LLC

c/o Kamson Corporation

270 Sylvan Avenue, Suite 170

Englewood Cliffs, New Jersey 07632

(201) 871-1055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516648 10 2

1.	Names of Reporting Persons. JARE Investment LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 516648 10 2

1.	Names of Reporting Persons. Joseph Spadaccini
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) is filed by the undersigned (the “Reporting Persons”), and supplements and amends that Statement on Schedule 13D filed on October 24, 2017, with respect to the common stock, par value $0.01 (the “Common Stock”), of Lapolla Industries, Inc. (the “Issuer”). Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC. Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On November 30, 2017, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as the wholly owned subsidiary of Parent.

Upon consummation of the Merger, all issued and outstanding shares of Common Stock held by the Reporting Persons were cancelled and extinguished and converted into the right to receive the Per Share Merger Consideration. As a result, the Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer.

Due to the completion of the Merger, the Voting Agreement terminated pursuant to its terms.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

“(a) See the information contained on the cover page to this Amendment, which is incorporated herein by reference.

(b)    See the information contained on the cover page to this Amendment, which is incorporated herein by reference.

(c)    There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment.

(d)    Not applicable.

(e)    On November 30, 2017, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 concerning the Voting Agreement is incorporated by reference herein.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2017

JARE INVESTMENT LLC

By:	/s/ Joseph Spadaccini
Name:	Joseph Spadaccini
Title:	Managing Member

JOSEPH SPADACCINI

By:	/s/ Joseph Spadaccini
Name:	Joseph Spadaccini